Mr 3/2/15

15046236

Mail Processing
Section

FEB 28 2015

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 48270 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James River Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 Broad Street Road
(No. and Street)

Manakin-Sabot (City) VA (State) 23103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place, Suite 520 (Address) Richmond (City) VA (State) 23236 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Mr 3/3

## OATH OR AFFIRMATION

I, Laura McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James River Securities Corp, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Mary Lee Muse
NOTARY PUBLIC
Commonwealth of Virginia
Reg. # 7111855
My Commission Expires 2/28/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# James River Securities Corp

**58 Broad Street Road**
**Manakin-Sabot, VA 23103**
**(804) 578-4500**


February 24, 2015

James River Securities Corp., an introducing broker, is submitting this audited annual report and its attachments as of and for the year ended December 31, 2014. The person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

Laura P. McGrath
President

## Contents

BDO

Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com

300 Arboretum Place, Suite 520
Richmond, VA 23236

# Report of Independent Registered Public Accounting Firm

To the Board of Directors
James River Securities Corp.
Manakin-Sabot, Virginia

We have audited the accompanying consolidated statement of financial condition of James River Securities Corp. as of December 31, 2014 and 2013 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the James River Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. James River Securities Corp. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of James River Securities Corp.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James River Securities Corp. at December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of James River Securities Corp.'s financial statements. The supplemental information is the responsibility of James River Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

BDO USA, LLP
Richmond, Virginia
February 24, 2015

**James River Securities Corp. and Subsidiary**

**Consolidated Statements Of Financial Condition**

**December 31, 2014 and 2013**

| Assets | 2014 | 2013 |
|---|---|---|
| Cash | $ 106,572 | $ 160,536 |
| Fees Receivable | 10,022 | 16,888 |
| Prepaid Expenses | 2,073 | 1,367 |
| Total assets | $ 118,667 | $ 178,791 |
| **Liabilities And Stockholders' Equity** | | |
| Current Liabilities | | |
| Accrued expenses | $ 8,483 | $ 12,707 |
| Stockholders' Equity | | |
| Common stock, $1.00 par value, 1,000 shares authorized and outstanding | 1,000 | 1,000 |
| Paid-in capital | 2,024,000 | 1,924,000 |
| Retained earnings (deficit) | (1,914,816) | (1,758,916) |
| Total stockholders' equity | 110,184 | 166,084 |
| Total liabilities and stockholders' equity | $ 118,667 | $ 178,791 |

See Notes To Consolidated Financial Statements.

**James River Securities Corp. and Subsidiary**

**Consolidated Statements Of Operations**

**Years Ended December 31, 2014 and 2013**

| | 2014 | 2013 |
|---|---|---|
| Revenues | | |
| Trailing Fee Revenue | $ 6,932 | $ 9,641 |
| Incentive Fees | 18,821 | 14,443 |
| **Total revenues** | 25,753 | 24,084 |
| | | |
| Expenses | | |
| Selling Fee Expense | 19,254 | 17,477 |
| Administrative fees | 105,816 | 105,816 |
| Professional fees | 52,009 | 9,357 |
| Other expenses | 4,574 | 6,332 |
| **Total expenses** | 181,653 | 138,982 |
| | | |
| **Net loss** | $ (155,900) | $ (114,898) |

See Notes To Consolidated Financial Statements.

**James River Securities Corp. and Subsidiary**

**Consolidated Statements Of Changes In Stockholders' Equity**

**Years Ended December 31, 2014 and 2013**

| | Common Stock | Paid-In Capital | Retained Earnings (Deficit) | Total Equity |
|---|---|---|---|---|
| Balance at December 31, 2012 | $1,000 | $1,824,000 | $(1,644,018) | $180,982 |
| Capital contributions | – | 100,000 | – | 100,000 |
| Net loss | – | – | (114,898) | (114,898) |
| Balance at December 31, 2013 | 1,000 | 1,924,000 | (1,758,916) | 166,084 |
| Capital contributions | - | 100,000 | - | 100,000 |
| Net loss | - | - | (155,900) | (155,900) |
| Balance at December 31, 2014 | $1,000 | $2,024,000 | $(1,914,816) | $110,184 |

See Notes To Consolidated Financial Statements.

**James River Securities Corp. and Subsidiary**

**Consolidated Statements Of Cash Flows**

**Years Ended December 31, 2014 and 2013**

| | **2014** | 2013 |
|---|---|---|
| Cash Flows From Operating Activities | | |
| Net loss | **$(155,900)** | $(114,898) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in assets and liabilities: | | |
| Fees receivable | **6,866** | (11,392) |
| Prepaid expenses | **(706)** | (950) |
| Accrued expenses | **(4,224)** | 8,642 |
| **Net cash used in operating activities** | **(153,964)** | (118,598) |
| Cash Flows From Financing Activities | | |
| Contributions from stockholders | **100,000** | 100,000 |
| **Net cash provided by financing activities** | **100,000** | 100,000 |
| **Net decrease in cash** | **(53,964)** | (18,598) |
| Cash, beginning of year | **160,536** | 179,134 |
| Cash, end of year | **$ 106,572** | $ 160,536 |

See Notes To Consolidated Financial Statements.

## Note 1. Nature of Business And Significant Accounting Policies

Nature of business: James River Securities Corp. and subsidiary (the Company) operates in Virginia as an introducing broker-dealer. James River Securities Corp.'s wholly owned subsidiary, James River Insurance Agency LLC, was licensed with the Commonwealth of Virginia's Bureau of Insurance to solicit, negotiate, effect or procure variable life insurance and variable annuities; however, it did not engage in these activities during the years ended December 31, 2014 and 2013 and was dissolved in 2014. The Company is registered as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association (NFA). The broker/dealer registration with the SEC permits the Company to conduct business primarily in direct participation programs on a best efforts basis and to act as a finder or marketing agent with respect to real estate investment trusts, involving either public offerings or private placements.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts and thus does not carry margin accounts, or receive customer funds or securities which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

Method of reporting: The consolidated financial statements include the accounts of James River Securities Corp. and its wholly owned subsidiary. All material inter-company accounts and transactions are eliminated in consolidation.

A summary of the Company's significant accounting policies follows:

The Company follows principles generally accepted in the United States of America (GAAP).

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trailing revenue and expenses: The Company has ongoing revenue earned from previous placement transactions (Trailing Fees) that is recognized as earned on the terms of the underlying placement agreements, which are based on the net asset values of the private placement investments and may also include a component based on performance. Trailing Fees are recorded when earned. A portion of the Trailing Fees are paid to registered representatives of the Company based on a percentage of the fee revenue generated and are identified as Selling Fee Expense.

Income taxes: The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the consolidated statements of operations.

### Note 2. Related Party Transactions

The Company has no paid employees. The Company is charged an administrative fee by a related entity, James River Financial Corp (JRFC). The fee is based on an estimation of the administrative services to be rendered, is reviewed periodically and may be changed as determined appropriate by mutual consent of JRFC and the Company. The total administrative fee paid by the Company was $105,816 for each of the years ended December 31, 2014 and 2013.

### Note 3. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under Section 5 of federal and the Commonwealth of Virginia income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying consolidated financial statements.

Management has evaluated the Company's tax positions for the open tax years and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. Generally, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

### Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association. At December 31, 2014, the Company had net capital of $106,107 which was $56,107 in excess of its required net capital of $50,000 and the Company's ratio of aggregate indebtedness to regulatory net capital was 0.08 to 1.

## Supplementary Information

**Schedule I – Computation Of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)**

**December 31, 2014**

| | |
|---|---|
| **Net Capital** | |
| Stockholders' Equity | $110,184 |
| Nonallowable assets | |
| Commissions receivable | (2,004) |
| Prepaid expenses and other assets | (2,073) |
| **Total nonallowable assets** | (4,077) |
| **Net capital** | $106,107 |
| **Aggregate Indebtedness** | |
| Accounts payable and accrued liabilities | $ 8,483 |
| **Computation of Basic Net Capital Requirements** | |
| Minimum net capital required (the greater of $50,000 or 6 2/3% of aggregate indebtedness) | $ 50,000 |
| Excess net capital | $ 56,107 |
| Ratio of aggregate indebtedness to net capital | 0.08 to 1 |

Statement Pursuant to Rule 17a-5(d)(4): There are no material differences between the above computation and the Company's Corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014 and pursuant to CFTC Rule 1.17.

BDO

Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com

300 Arboretum Place, Suite 520
Richmond, VA 23236

**Report of Independent Registered Public Accounting Firm**

To the Stockholders
James River Securities Corp.
Manakin-Sabot, Virginia

We have reviewed management's statements, included in the accompanying James River Securities Corp.'s Exemption Report, in which (1) James River Securities Corp. identified the following provisions of 17C.F.R. § 15c3-3(k) under which James River Securities Corp. claimed an exemption from 17C.F.R. § 240.15c3-3:(k)(2)(i) and (2) James River Securities Corp. stated that James River Securities Corp. met the identified exemption provisions throughout the most recent fiscal year. James River Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about James River Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

BDO USA, LLP
Richmond, Virginia
February 24, 2015

**James River Securities Corp.'s Exemption Report**

James River Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year from June 1, 2014 through December 31, 2014 without exception.

James River Securities Corp.

I, Laura McGrath, President, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Laura McGrath, President

2/24/2015

Date

ACTIVE 206139322v 1

# James River Securities Corp. and Subsidiary

## Consolidated Financial Report
December 31, 2014

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO